UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Scientific Learning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808760102

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 27.4% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) CO

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,272,596*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,272,596*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,272,596*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 17.7% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 261,780 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 253,753 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) PN

* Includes 261,780 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 253,753 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.

CUSIP No. 808760102

1.	Names of Reporting Persons Trigran Investments, L.P. II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,371,291*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,371,291*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,371,291*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 9.9% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 154,404 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 147,755 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) PN

* Includes 154,404 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 147,755 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.

CUSIP No. 808760102

1.	Names of Reporting Persons Douglas Granat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 27.4% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 27.4% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

1.	Names of Reporting Persons Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,690,242*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,690,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,690,242*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Approximately 27.4% as of April 5, 2013 (based on 23,578,753 shares of Common Stock outstanding per Form 10-K dated April 1, 2013, plus 416,184 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D, plus 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7 acquired by the reporting person in connection with the transaction reported herein).

14.	Type of Reporting Person (See Instructions) IN

* Includes 416,184 shares underlying presently exercisable Warrants described in Item 4 of Amendment 6 to this Schedule 13D and 401,508 shares of Common Stock underlying presently exercisable Warrants described in Item 4 of this Amendment 7.  Also includes 46,355 shares held in certain accounts advised by Trigran Investments, Inc.  The reporting person may be deemed a beneficial owner of these 46,355 shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3(a) thereunder; however, the reporting person has no pecuniary interest in such shares.

CUSIP No. 808760102

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 7”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on March 30, 2012 (“Amendment 6”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock (the “Common Stock”) of Scientific Learning Corporation, Inc. (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 7 shall have the meanings set forth in Amendment 6, previous amendments and/or the original Schedule 13D to which this Amendment 7 relates.  Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3.   Source and Amount of Funds or Other Consideration

A total of $1,000,000 was paid to acquire the Notes and Warrants (as defined and described in Item 4, below) reported herein.  Specifically, Trigran Investments, L.P. purchased $632,000 face amount of Notes and in connection therewith also acquired Warrants to purchase 253,753 shares of the Issuer’s Common Stock at an initial Exercise Price of $1.03.  Trigran Investments, L.P. II purchased $368,000 face amount of Notes and in connection therewith also acquired Warrants to purchase 147,755 shares of the Issuer’s Common Stock at an initial Exercise Price of $1.03.  There was no additional cost for the acquisition of the Warrants beyond the face amounts paid for the Notes.

The Notes and Warrants were acquired in the ordinary course of each Fund’s business and are held by each Fund in separate accounts maintained for each Fund.  While the Funds’ agreements with their prime broker permits the prime broker to extend margin credit to the Funds as and when required to open or carry positions in the accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime broker’s credit policies, the Funds did not purchase any of the Notes or Warrants on margin.

Item 4. Purpose of Transaction

On April 5, 2013, Trigran Investments, L.P. purchased $632,000 face amount of Subordinated Promissory Notes (the “Notes”) and in connection therewith also acquired warrants (the “Warrants”) to purchase 253,753 shares of the Issuer’s Common Stock at an initial Exercise Price of $1.03.  Trigran Investments, L.P. II purchased $368,000 face amount of Notes and in connection therewith also acquired Warrants to purchase 147,755 shares of the Issuer’s Common Stock at an initial Exercise Price of $1.03.  There was no additional cost for the acquisition of the Warrants beyond the face amounts paid for the Notes.  The Notes mature on April 5, 2015, and have a simple interest rate of 12 percent per annum.  From the date of issuance through the first anniversary date, the Issuer will pay accrued and unpaid interest quarterly in arrears by increasing the principal amount of each Note.  Thereafter, it will pay accrued and unpaid interest in cash in arrears on July 31, 2014, November 30, 2014, and the final payment date.  The proceeds are to be used for repayment of outstanding indebtedness, working capital and general corporate purposes.  The Warrants are presently exercisable and expire on April 5, 2016.  The number of shares of Common Stock into which the Warrants are exercisable, and the exercise price, will be adjusted to reflect stock splits, stock dividends, recapitalizations, reclassifications and other adjustments in the number of outstanding shares, and the exercise price may be adjusted to reflect certain dividends or distributions including distributions of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or similar transaction.  The holder may elect to pay the exercise price in cash or in a “cashless” exercise.

The transaction was effected pursuant to a Subordinated Note and Warrant Purchase Agreement (the “Purchase Agreement”) between the Issuer and certain purchasers (each a “Purchaser” and, collectively, the “Purchasers”), including but not limited to the reporting persons, pursuant to which the Issuer sold to the Purchasers Notes in the total face amount of $4,600,000 and Warrants to purchase a total of 1,846,940 shares of Common Stock.  As with the reporting persons’ earlier acquisitions of the Issuer’s Common Stock, the Notes and Warrants referred to in this Schedule 13D were acquired for investment in the ordinary course of the reporting persons’ investment activities and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

In connection with the purchase of the Notes and Warrants, the Issuer and the Purchasers also entered into a “Registration Rights Agreement” pursuant to which the Issuer, upon appropriate notice from Purchasers and/or transferees or assignees of Purchasers who agree to become bound by the provisions of the Registration Rights Agreement (Purchasers and such transferees and assignees collectively defined as “Buyers”), collectively holding a majority of (a) any shares of Common Stock issued or issuable upon exercise of or otherwise pursuant to the Warrants (without giving effect to any limitations on exercise set forth in the Warrants), (b) any shares of capital stock issued or issuable as a dividend on or in exchange for or otherwise with respect to any of the foregoing, (c) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Warrants, and (d) any shares of capital stock issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing (“Registrable Securities”) then outstanding, the Issuer will use its commercially reasonable efforts to prepare, and, on or prior to the applicable Filing Deadline (as defined in the Registration Rights Agreement) file with the SEC a Registration Statement on Form S-3 (or, if Form S-3 is not then available, on such form of Registration Statement as is then available to effect a registration of the Registrable Securities) covering the resale of the Registrable Securities.  Each Registration Statement (and each amendment or supplement thereto) will be provided to and subject to the approval of, with respect to information regarding the Buyers and their plan of distribution, which shall not be unreasonably withheld or delayed, counsel to the Buyers, prior to its filing or other submission.

CUSIP No. 808760102

In connection with the purchase of the Notes and Warrants, the Issuer and the Purchasers also entered into a “Security Agreement” pursuant to which the Issuer granted to each of the Purchasers of the Notes a security interest in all property and interests in property of the Issuer, whether now owned or hereafter acquired or existing, and wherever located, including, without limitation, all (i) accounts; (ii) receivables; (iii) equipment; (iv) general intangibles; (v) inventory; (vi) intellectual property; (vii) investment property; and (viii) proceeds and products of the foregoing.

In connection with the purchase of the Notes and Warrants, the Issuer, the Purchasers and Comerica Bank (the “Bank”) entered into a “Subordination Agreement” pursuant to which pursuant to which the Purchasers, in order to induce the Bank to extend credit to the Issuer and, at any time or from time to time, at the Bank’s option, to make such further loans, extensions of credit, or other accommodations to or for the account of the Issuer, or to purchase or extend credit upon any instrument or writing in respect of which the Issuer may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as the Bank may deem advisable, each Purchaser agreed to subordinate all of the Issuer’s present and future indebtedness and obligations to such Purchaser pursuant to the Purchase Agreement to all of the Issuer’s indebtedness and obligations to the Bank; and all of such Purchaser’s security interests, if any, to all of the Bank’s security interests in the Issuer’s property, notwithstanding the respective dates of attachment or perfection of the security interest of a Purchaser and the security interest of the Bank.

The reporting persons are filing this Schedule 13D in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.  The reporting persons may in the future, subject to the terms of the agreements described in Item 6 of Amendment 5 and earlier amendments, determine to purchase more Common Stock and/or dispose of Common Stock in the ordinary course of their investment activities, as market and other conditions dictate.  However, in connection with the agreements described in Item 6 of Amendment 5 and earlier amendments, the filing persons may from time to time be provided with information by the Issuer and may convey to the Issuer their views or opinions with regard to the matters set forth therein.

The foregoing descriptions of the terms of the Subordinated Note and Warrant Purchase Agreement, the Registration Rights Agreement, the Security Agreement, the Subordination Agreement and the Warrants are summaries only and are qualified in their entirety by the terms of each such agreement, copies of which are attached as exhibits hereto (see Item 7, below).

Item 5.   Interest in Securities of the Issuer

(a)-(b)  Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each reporting person and the disclosure set forth in Item 4 of this Amendment 7.

(c)        Other than the matters referred to herein, there have been no other transactions in the Common Stock by the reporting persons in the sixty days preceding the date of this filing.

(d)        Owners of certain accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 3, 4 and 5 and the exhibits to this Amendment 7 to Schedule 13D, and those in Amendment 6 and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein (including exhibits), are incorporated in this Item 6 by reference as if fully set forth herein.  Except for the matters discussed in this Amendment 7, in previous amendments and/or the original Schedule 13D to which this Amendment 7 relates, and any exhibits thereto, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1 — Joint Filing Agreement

Exhibit 99.2 — Subordinated Note and Warrant Purchase Agreement dated April 5, 2013 (including form of Note).

Exhibit 99.3 — Registration Rights Agreement dated April 5, 2013.

Exhibit 99.4 — Security Agreement dated April 5, 2013.

Exhibit 99.5 — Subordination Agreement dated April 5, 2013.

Exhibit 99.6 — Form of Warrant to Purchase Common Stock (Trigran Investments, L.P.) dated April 5, 2013.

Exhibit 99.7 — Form of Warrant to Purchase Common Stock (Trigran Investments, L.P. II) dated April 5, 2013.

CUSIP No. 808760102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of April, 2013

TRIGRAN INVESTMENTS, INC.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P

TRIGRAN INVESTMENTS, L.P. II

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P II

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon